UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) *

Soluna Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

583543103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583543103	Schedule 13G	Page 2 of 8

1	NAME OF REPORTING PERSONS Brookstone Partners IAC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,750,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,750,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.3%*
12	TYPE OF REPORTING PERSON (See Instructions) IA; CO

*	Percentage reported is based on 13,754,206 shares of Common Stock outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP NO. 583543103	Schedule 13G	Page 3 of 8

1	NAME OF REPORTING PERSONS Brookstone Partners Acquisition XXIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,750,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,750,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.3%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percentage reported is based on 13,754,206 shares of Common Stock outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP NO. 583543103	Schedule 13G	Page 4 of 8

1	NAME OF REPORTING PERSONS Matthew E. Lipman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,825 shares
	6	SHARED VOTING POWER 3,750,000 shares
	7	SOLE DISPOSITIVE POWER 39,825 shares
	8	SHARED DISPOSITIVE POWER 3,750,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,789,825 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	Percentage reported is based on 13,754,206 shares of Common Stock outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP NO. 583543103	Schedule 13G	Page 5 of 8

1	NAME OF REPORTING PERSONS Michael Toporek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,125 shares
	6	SHARED VOTING POWER 3,750,000 shares
	7	SOLE DISPOSITIVE POWER 13,125 shares
	8	SHARED DISPOSITIVE POWER 3,750,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,763,125 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.4%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	Percentage reported is based on 13,754,206 shares of Common Stock outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP NO. 583543103	Schedule 13G	Page 6 of 8

Item 1 (a).	Name of Issuer: Soluna Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

325 Washington Avenue Extension

Albany, NY 12205

Item 2 (a).	Name of Person Filing:

Brookstone Partners IAC, Inc. (“Brookstone IAC”)

Brookstone Partners Acquisition XXIV, LLC (“Brookstone XXIV”)

Matthew E. Lipman

Michael Toporek

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13G is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which was filed with the Reporting Persons’ initial statement on Schedule 13G.

Brookstone IAC is the Manager of Brookstone XXIV and may be deemed to beneficially own the 3,750,000 shares of Common Stock owned directly by Brookstone XXIV. Matthew E. Lipman is Secretary of Brookstone IAC and Michael Toporek is President of Brookstone IAC and are deemed to share voting and dispositive power with respect to the shares of Common Stock owned directly by Brookstone XXIV. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities directly owned by such person.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 232 Madison Avenue, Suite 600, New York, New York 10016.

Item 2 (c).	Citizenship:

Brookstone IAC is a New York corporation.

Brookstone XXIV is a Delaware limited liability company.

Each of Matthew E. Lipman and Michael Toporek is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.001 per share.

Item 2 (e).	CUSIP Number: 583543103

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO. 583543103	Schedule 13G	Page 7 of 8

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)             Amount beneficially owned:

As of December 31, 2021, (i) Brookstone XXIV directly owned 3,750,000 shares; (ii) Brookstone IAC may be deemed to beneficially own 3,750,000 shares by virtue of its shared voting and investment power over the shares directly owned by Brookstone XXIV; (iii) Mr. Lipman may be deemed to beneficially own 3,789,825 shares, including (a) 7,600 shares directly owned, (b) vested options to purchase 32,225 shares and (c) 3,750,000 shares indirectly owned by virtue of his position as a control person of Brookstone IAC; and (iv) Mr. Toporek may be deemed to beneficially own 3,763,125 shares, including (a) 7,500 shares directly owned, (b) vested options to purchase 5,625 shares and (b) 3,750,000 shares indirectly owned by virtue of his position as a control person of Brookstone IAC.

(b)             Percent of class: 27.3% for each of Brookstone IAC and Brookstone XXIV; 27.6% for Mr. Lipman; 27.4% for Mr. Toporek.

(c)             For information on voting and dispositive power with respect to the above listed shares, see Items 5, 6, 7, and 8 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP NO. 583543103	Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 7th day of March, 2022

Brookstone Partners IAC, Inc.

By:	/s/Matthew E. Lipman
Name: Matthew E. Lipman
Title: Secretary

Brookstone Partners Acquisition XXIV, LLC

By:	/s/Matthew E. Lipman
Name: Matthew E. Lipman
Title: Manager

/s/Matthew E. Lipman
Matthew E. Lipman

/s/Michael Toporek
Michael Toporek